UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: CION Grosvenor Infrastructure Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

100 Park Avenue, 25th Floor
New York, NY 10017

Telephone Number (including area code): 646-845-2577

Name and address of agent for service of process:

Patrick T. Quinn, Esq.
100 Park Avenue, 25th Floor
New York, NY 10017

With copies of Notices and Communications to:

Michael A. Reisner

Mark Gatto

CION Grosvenor Management, LLC

100 Park Avenue, 25th Floor

New York, NY 10017

Ryan P. Brizek, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Girish Kashyap, Esq.

900 North Michigan Avenue

Suite 1100

Chicago, Illinois 60611

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes ☐    No   ☒

Item 1.	Exact Name of Registrant:

CION Grosvenor Infrastructure Fund (the “Registrant”)

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The Registrant is a Delaware statutory trust. The Registrant filed its Certificate of Trust with the Secretary of State of the State of Delaware on September 20, 2023.

Item 3.	Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

Statutory Trust.

Item 4.	Classification of registrant (face-amount certificate company, unit investment trust, or management company).

Management company.

Item 5.	If registrant is a management company:

(a) state whether registrant is a “closed-end” company or an “open-end” company;

The Registrant is a closed-end management company.

(b) state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).

The Registrant is registering as a “non-diversified” investment company for purposes of the Investment Company Act of 1940, as amended.

Item 6.	Name and address of each investment adviser of registrant.

Adviser:

CION Grosvenor Management, LLC

100 Park Avenue,

25th Floor

New York, NY 10017

Sub-Adviser:

Grosvenor Capital Management, L.P.

900 North Michigan Avenue,

Suite 1100

Chicago, Illinois 60611

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

Stephen Roman, Initial Sole Trustee

100 Park Avenue, 25th Floor, New York, NY 10017

Item 8.	If registrant is an unincorporated investment company not having a board of directors:

Not applicable.

Item 9.

(a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No.

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

Not applicable.

(c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

Yes.

(d) State whether registrant has any securities currently issued and outstanding (yes or no).

No.

(e) If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Not Applicable.

Item 10.	State the current value of registrant’s total assets.

$0

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No.

Item 12.	Attach as an exhibit a copy of the registrant’s last regular periodic report to its securityholders, if any.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the city of New York and State of New York on the 17th day of November, 2023.

CION Grosvenor Infrastructure Fund

By:	/s/ Stephen Roman
Name: Stephen Roman
Title: Initial Sole Trustee

Attest:

By:	/s/ Patrick T. Quinn
Name: Patrick T. Quinn
Title: Witness